Exhibit 12.1

Range Resources Corporation

Statement of Computation of Ratios of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended June 30,	For the Year Ended December 31,
	2017	2016	2015	2014	2013	2012
Fixed Charges
Interest expense	$95,027	$168,213	$166,439	$168,977	$176,557	$168,798
Amortization of premiums and discounts(1)	—	—	—	—	—	—
Amortization of capitalized expenses relating to debt(1)	—	—	—	—	—	—
Interest within rental expense	3,377	4,620	5,247	4,389	4,323	4,554

Total fixed charges	$98,404	$172,833	$171,686	$173,366	$180,880	$173,352

Earnings
Pre-tax income (loss) from continuing operations before equity investees	$409,707	$(802,138)	$(1,052,362)	$1,030,885	$149,579	$25,056
Add:
Fixed charges	98,404	172,833	171,686	173,366	180,880	173,352
Distributed income of equity investees	—	—	—	5,897	5,201	12,750
Income from equity investees arising from guarantees	—	—	—	277	(462)	372

Earnings	$508,111	$(629,305)	$(880,676)	$1,210,425	$335,198	$211,530

Ratio of Earnings to Fixed Charges	5.2x	*	*	7.0x	1.9x	1.2x

(1)	Amortization of premiums and discounts is included in interest expense.
*	Earnings were inadequate to cover fixed charges for the year ended December 31, 2016 by $802.1 million and for the year December 31, 2015 by $1.0 billion.